UNITEDSTATES
:CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

17008627

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

| OMB APPROVAL | |
|---|---|
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| Expires: | May 31, 2017 |
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| SEC FILE NUMBER |
|---|
| 8-53317 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

| San Francisco | Californa | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP DBA Rowbotham International
(Name – *if individual, state last, first, middle name*)

| 101 Second Street, Suite 1200 | San Francisco | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# RUTBERG AND COMPANY, LLC

## FINANCIAL STATEMENTS

*For the Years Ended December 31, 2016 and 2015*
*With*
*Report of Independent Registered Public Accounting Firm*

Rowbotham
INTERNATIONAL

## TABLE OF CONTENTS

Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF
GGi

## Report of Independent Registered Public Accounting Firm

To the Member of
Rutberg and Company, LLC

We have audited the accompanying statements of financial condition of Rutberg and Company, LLC as of December 31, 2016 and 2015, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of Rutberg and Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg and Company, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audit of Rutberg and Company, LLC's financial statements. The supplemental information is the responsibility of the Rutberg and Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 13 to 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rowbotham International

San Francisco, California
February 28, 2017

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
ROWBOTHAM INTERNATIONAL REFERS TO ROWBOTHAM & COMPANY LLP
*Member of the AICPA and PCAOB*

**RUTBERG AND COMPANY, LLC**

Oath of Corporate Officer
December 31, 2016

I affirm that to the best of my knowledge and belief the accompanying financial statements and supplemental information pertaining to the firm of Rutberg and Company, LLC are true and correct. I further affirm that neither Rutberg and Company, LLC nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg and Company, LLC

## RUTBERG AND COMPANY, LLC

**Statements of Financial Condition**
*As of December 31, 2016 and 2015*

| | 2016 | 2015 |
|---|---|---|
| **Assets** | | |
| Cash | $104,828 | $ 99,710 |
| Accounts Receivable | 11,871 | 21,632 |
| Prepaid Expenses | 3,280 | 417 |
| Total assets | $119,979 | $121,759 |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ 16,278 | $ 651 |
| Due to related party | 18,442 | 13,303 |
| Total liabilities | 34,720 | 13,954 |
| Member's equity | 85,259 | 107,805 |
| Total liabilities and member's equity | $119,979 | $121,759 |

The accompanying notes are an integral part of these financial statements.

## RUTBERG AND COMPANY, LLC

### Statements of Income
*For the Years Ended December 31, 2016 and 2015*

| | 2016 | 2015 |
|---|---|---|
| Income: | | |
| Investment banking fees | $897,500 | $752,500 |
| Expense reimbursements | 25,673 | 27,555 |
| Total income | 923,173 | 780,055 |
| Expenses: | | |
| Professional fees | 24,525 | 22,675 |
| Other operating expenses | 6,172 | 14,656 |
| Total expenses | 30,697 | 37,331 |
| Net income before provision for income taxes | 892,476 | 742,724 |
| Provision for income taxes | 3,300 | 3,300 |
| Net income | $889,176 | $739,424 |

The accompanying notes are an integral part of these financial statements.

**RUTBERG AND COMPANY, LLC**

**Statements of Changes in Member's Equity**
*For the Years Ended December 31, 2016 and 2015*

| | Member's Equity |
|---|---|
| Balance at January 1, 2015 | $ 78,888 |
| Withdrawals | (710,507) |
| Net income | 739,424 |
| Balance at December 31, 2015 | 107,805 |
| Withdrawals | (911,722) |
| Net income | 889,176 |
| Balance at December 31, 2016 | $ 85,259 |

The accompanying notes are an integral part of these financial statements.

## RUTBERG AND COMPANY, LLC

### Statements of Cash Flows

*For the Years Ended December 31, 2016 and 2015*

| | 2016 | 2015 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 889,176 | $ 739,424 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in operating assets and liabilities: | | |
| Accounts receivable | 9,761 | 3,368 |
| Prepaid expenses | (2,863) | 3,767 |
| Accounts payable and accrued expenses | 15,627 | (7,106) |
| Due to related party | 5,139 | 12,703 |
| Net cash provided by operating activities | 916,840 | 752,156 |
| Cash flows from financing activities: | | |
| Withdrawals | (911,722) | (710,507) |
| Net cash used in financing activities | (911,722) | (710,507) |
| Net increase in cash | 5,118 | 41,649 |
| Cash at the beginning of the year | 99,710 | 58,061 |
| Cash at the end of the year | $ 104,828 | $ 99,710 |

The accompanying notes are an integral part of these financial statements.

## 1. Summary of Significant Accounting Policies

**General** - Rutberg and Company, LLC (the "Company") is a wholly-owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

**Basis of Presentation** - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

**Uses of Estimates** - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Fair Value** - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first-in, first-out cost method unless specifically identified.

**Accounts Receivable** - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method for valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none and none at December 31, 2016 and 2015. Bad debt expense totaled none and none for the years ended December 31, 2016 and 2015.

**Cash and Cash Equivalent** - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

**Concentration of Credit Risk** - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had four customers that comprised 50%, 16%, 12%, and 11% of accounts receivable balance at December 31, 2016.

The Company had three customers that comprised 32%, 31%, and 19% of accounts receivable balance at December 31, 2015.

The Company had three customers that comprise 70%, 16%, and 11% of total income for the year ended December 31, 2016.

The Company had five customers that comprise 32%, 14%, 13%, 13%, and 12% of total income for the year ended December 31, 2015.

**Furniture and Equipment** - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

**Impairment of Long-lived Assets** - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2016 and 2015.

**Revenue Recognition** - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

**Expense Recognition** - The Company's expenses are charged to expense as incurred.

**Income Taxes** - The Company use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

**Comprehensive Income (Loss)** - The Company has no components of comprehensive income (loss) other than its net income (loss) and, accordingly, comprehensive income (loss) is the same as the net income (loss) for the years ended December 31, 2016 and 2015.

**Subsequent Events** - The Company has evaluated subsequent events for the period from December 31, 2016, the date of the financial statements, through February 28, 2017, the date the financial statements were available for issuance.

## 2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash | $104,828 | $--- | $--- | $104,828 |

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash | $99,710 | $--- | $--- | $99,710 |

## 3. Furniture and Equipment, Net

Furniture and equipment, net is comprised of the following at December 31, 2016 and 2015:

| | **2016** | **2015** |
|---|---|---|
| Furniture | $ 30,924 | $ 30,924 |
| Computer software | 6,147 | 6,147 |
| Equipment | 29,046 | 29,046 |
| Equipment under capital leases | 30,056 | 30,056 |
| Total furniture and equipment | 96,173 | 96,173 |
| Less accumulated depreciation | (66,117) | (66,117) |
| Less accumulated amortization on equipment under capital leases | (30,056) | (30,056) |
| Furniture and equipment, net | $ --- | $ --- |

For the years ended December 31, 2016 and 2015, depreciation and amortization expense was none and none.

## 4. Related Party Transactions

For the years ended December 31, 2016 and 2015, withdrawals of $911,722 and $710,507 were paid by the Company and received by Rutberg Holdings, LLC.

The activity in the Due to Rutberg Holdings, LLC was as follows for the years ended December 31, 2016 and 2015:

| | 2016 | 2015 |
|---|---|---|
| Balances at the beginning of the year | $ 13,303 | $ 600 |
| Expense allocation | 17,720 | 39,980 |
| Cash paid | (12,581) | (27,277) |
| Balances at the end of the year | $ 18,442 | $ 13,303 |

In accordance with an Expense Sharing Agreement, Ruberg Holdings, LLC has agreed to pay all shared costs and the Company has no obligation to reimburse, or otherwise compensate Rutberg Holdings, LLC for these costs related to the activities of the Company. For the years ended December 31, 2016 and 2015, the costs incurred by and paid for by Rutberg Holdings, LLC totaled $710,847 and $1,448,042.

## 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company had net capital of $70,108 and $85,756. Net capital as of December 31, 2016 and 2015 is $65,108 and $80,756 more than the required net capital. At December 31, 2016 and 2015, the Company's ratio of aggregate indebtedness to net capital was 0.50 to 1 and 0.16 to 1, which is within the required regulator range.

## 6. Cash Flow Information

The supplemental disclosure of cash flow information for the years ended December 31, 2016 and 2015 is as follows:

| | 2016 | 2015 |
|---|---|---|
| Cash paid for: | | |
| Interest during the year | $--- | $ --- |
| Income taxes during the year | $--- | $3,300 |

## 7. Subsequent Events

No subsequent events were noted.

Supplemental Information

**RUTBERG AND COMPANY, LLC**

**Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**
*As of December 31, 2016*

Net Capital

| | |
|---|---|
| Total member's equity from statement of financial condition | $85,259 |
| Deductions and/or charges: | |
| Total nonallowable assets from statement of financial condition: | |
| Accounts receivable | (11,871) |
| Prepaid expenses | (3,280) |
| Net capital before haircuts on securities position | 70,108 |
| Haircuts on securities | --- |
| Net capital | $ 70,108 |
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 2,315 |
| Minimum dollar net capital required | $ 5,000 |
| Net capital requirement (greater of minimum net capital required or minimum dollar net capital required) | $ 5,000 |
| Excess net capital | $ 65,108 |

Aggregate Indebtedness

| | |
|---|---|
| Total liabilities from statement of financial condition | $ 34,720 |
| Less non-aggregate indebtedness | --- |
| Total aggregate indebtedness | $ 34,720 |
| Ratio: Aggregate indebtedness to net capital | 0.50 to 1 |

**RUTBERG AND COMPANY, LLC**

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**and**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
*As of December 31, 2016*

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

## RUTBERG AND COMPANY, LLC

**Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission**
*As of December 31, 2016*

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

| | |
|---|---|
| Net capital as reported by the Company in Part IIA | $72,819 |
| Differences: | |
| Audit adjustment to correct regulatory fees | (5,189) |
| Audit adjustment to correct revenue and withdrawals | (222) |
| Audit adjustment to correct income tax provision | 2,700 |
| Net capital as reported in the financial statements | $70,108 |

Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF
GGi

To the Member of
Rutberg and Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Rutberg and Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United State). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, print out of the general ledger account for expense reimbursement for the period from January 1, 2016 to December 31, 2016, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, print outs for various general ledger accounts, supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham International

San Francisco, California
February 27, 2017

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1165******************ALL FOR AADC 940
53317 FINRA DEC
RUTBERG & COMPANY LLC
351 CALIFORNIA ST STE 1100
SAN FRANCISCO CA 94104-2419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,244

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,395 )
9/12/16 & 10/3/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (151)

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ❑ Funds Wired ❑**
**Total (must be same as F above)** $

H. Overpayment carried forward $( 151 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rutberg & Company LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Accounting Manager
(Title)

Dated the 27 day of February, 20 17.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 923,173 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses (Deductions in excess of $100,000 require documentation) | 25,673 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 897,500 |
| 2e. General Assessment @ .0025 | $ 2,244 |
| | (to page 1, line 2.A.) |

Rowbotham
INTERNATIONAL
GLOBAL ADVISORS
TAX & FINANCIAL SERVICES
SAN FRANCISCO

MEMBER OF
GGi

## Report of Independent Registered Public Accounting Firm

To the Members of
Rutberg and Company, LLC

We have reviewed management's statements, included in the accompanying letter, in which (1) Rutberg and Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rutberg and Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rutberg and Company, LLC stated that Rutberg and Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rutberg and Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rutberg and Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rowbotham International

San Francisco, California
February 28, 2017

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
ROWBOTHAM INTERNATIONAL REFERS TO ROWBOTHAM & COMPANY LLP
*Member of the AICPA and PCAOB*

RUTBERG & CO.

351 California Street STE 1110
San Francisco, CA 94104

February 27, 2017

Rowbotham International
101 Second Street, Suite 1200
San Francisco, CA 94105

Rutberg and Company, LLC is making the following statements ("assertions"):

(i) We are claiming exemption under Rule 15c3-3(k) (2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

Sincerely,

Bryan B. Rutberg
Rutberg and Company, LLC

Rutberg & Company, LLC
351 California Street, Suite 1100
San Francisco, CA 94104
Tel +415 371 1186
Fax +415 371 1187

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGEMENT

A NOTARY PUBLIC OR OTHER OFFICER COMPLETING THIS CERTIFICATE VERIFIES ONLY THE IDENTITY OF THE INDIVIDUAL WHO SIGNED THE DOCUMENT TO WHICH THIS CERTIFICATE IS ATTACHED, AND NOT THE TRUTHFULNESS, ACCURACY, OR VALIDITY OF THAT DOCUMENT.

State of California
County of San Francisco

On 2/18/2017 before me, John Minjiras, Notary Public
(here insert name and title of the officer)
personally appeared Bryan B. Rutberg

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

(Notary Seal)

## OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg and Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*